UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Transact Technologies Incorporated
(Name of Issuer) Common Stock, $0.01 par value
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

Michael Braner

325 Capital LLC

200 Park Avenue 17th Floor

New York, NY 10016

646-774-2904

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	892918103	Page 2 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 32-0588582
325 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
785,517
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
785,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON
IA

CUSIP No.	892918103	Page 3 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Michael Braner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
785,517
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
785,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON
IN

CUSIP No.	892918103	Page 4 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
785,517
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
785,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON
IN

CUSIP No.	892918103	Page 5 of 9
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Anil Shrivastava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
785,517
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
785,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%
14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of Transact Technologies Incorporated, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, Connecticut 06518. This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by certain of the Reporting Persons dated July 20, 2021, as heretofore amended (as so amended, the “Schedule 13D). Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 2.	Identity and Background.

(a)	- (c) and (f).

The persons filing this Schedule 13D are 325 Capital LLC, a Delaware limited liability company (“325”), Michael Braner, a United States citizen, Daniel Friedberg, a United States citizen, and Anil Shrivastava, a United States citizen (collectively, the “Reporting Persons”).

325’s principal business is to serve as an investment adviser to certain affiliated investment funds and to separately managed accounts (collectively, “Clients”). Messrs. Braner, Friedberg, and Shrivastava are Managing Partners of 325.

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 200 Park Avenue, 17th Floor, New York, NY 10016.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 1 and 5. The aggregate purchase price for the Shares is $10,667,391 (exclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the respective capital of the Clients.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares beneficially owned by them for the purpose of acquiring a significant equity position in the Issuer.

The Reporting Persons may acquire additional Shares or other securities of the Issuer or may dispose of any or all of their Shares or other securities of the Issuer from time to time depending upon an ongoing evaluation of the Shares, the Issuer, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, the Issuer’s reactions to the discussions below and/or other considerations.

Also, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer (and/or committees thereof) and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, strategy, existing and new markets and customers, budgets, prospects, ownership structure, management team composition, board composition (which could include the idea that a representative(s) of the Reporting Persons be nominated or elected to the board of directors of the Issuer) and management.  The Reporting Persons may discuss ideas that are consistent with, that complement, or that diverge from, the Issuer’s current and future strategy and initiatives.  The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)	As of August 9, 2021, each Reporting Person beneficially owned 785,517 Shares, which represented 8.8% of the outstanding Shares, based upon 8,965,541 Shares outstanding on the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of August 9, 2021.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 785,517

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 785,517

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)	The following transactions have been effected by 325 over the last 60 days:

Purchases

Trade Date	Price	Quantity
06/22/2021	$12.2453	20,806
06/23/2021	$12.3392	11,326
06/24/2021	$12.7994	1,800
06/25/2021	$12.9991	10,179
06/28/2021	$13.1702	4,759
06/29/2021	$13.2300	518
07/02/2021	$13.5293	2,666
07/06/2021	$13.5000	4,106
07/07/2021	$13.2308	7,483
07/08/2021	$13.2985	25,000
07/08/2021	$13.3006	13,424
07/08/2021	$13.2898	11,576
07/09/2021	$13.2843	3,000
07/12/2021	$13.3095	2,800
07/13/2021	$13.2279	25,000
07/14/2021	$13.2066	25,000
07/15/2021	$13.1523	19,509
07/16/2021	$13.1542	13,508
07/19/2021	$12.8904	11,423
07/20/2021	$13.0013	25,001
07/20/2021	$13.0000	24,999
07/21/2021	$12.9983	301
08/02/2021	$16.2139	25,000
08/03/2021	$16.1943	11,392
08/04/2021	$16.3373	2,500
08/05/2021	$16.2863	8,108
08/06/2021	$16.5882	7,930
08/09/2021	$16.0000	106,397

(d)	The Clients have the rights to receive dividends from, and the proceeds from the sale of, the Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable or complete this section.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement of the Reporting Persons*

* Previously Filed

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021	325 CAPITAL LLC

	By:	/s/ Michael Braner
	Name	Michael Braner
	Title	Managing Partner

MICHAEL BRANER

	By:	/s/ Michael Braner
	Name	Michael Braner

DANIEL FRIEDBERG

	By:	/s/ Daniel Friedberg
	Name	Daniel Friedberg

ANIL SHRIVASTAVA

	By:	/s/ Anil Shrivastava
	Name	Anil Shrivastava